UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SAKS INCORPORATED

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

79377W108

(CUSIP Number)

Diego Della Valle & C. S.A.P.A.
Attn: Emilio Macellari
Strada Sette Camini, 116
63019 Sant’Elpidio a Mare (AP), Italy
011.39.0734.866225
(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

March 10, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 79377W108	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Diego Della Valle & C. S.A.P.A. Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 11,380,000
	9	SOLE DISPOSITIVE POWER Not Applicable
	10	SHARED DISPOSITIVE POWER 11,380,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,380,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.13%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 79377W108	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Diego Della Valle Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 11,380,000
	9	SOLE DISPOSITIVE POWER Not Applicable
	10	SHARED DISPOSITIVE POWER 11,380,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,380,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.13%
14		TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13D, dated May 5, 2009 (as amended, the “Schedule 13D”), filed jointly by (i) Diego Della Valle & C. S.A.P.A., an Italian limited partnership represented by shares (“DDV”) and (ii) Diego Della Valle, an individual (DDV and Diego Della Valle are collectively referred to as the “Reporting Persons” and each of them is individually referred to, as a “Reporting Person”) with respect to the common stock, par value $0.10 per share (the “Shares”), of Saks Incorporated, a Tennessee corporation (the “Issuer”).  Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule 13D.

This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

3.	Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

During the period from February 20, 2009 and May 7, 2009, DDV acquired 8,480,000 Shares through a series of purchases from authorized brokers for total consideration of $30,330,726 (including commissions) in cash paid from its working capital.

During the period from March 8, 2010 and March 10, 2010, DDV acquired additional 2,900,000 Shares through a series of purchases from authorized brokers for total consideration of $22,333,270 (including commissions) in cash paid from its working capital.

5.	Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)           As of the date of this Schedule 13D, the Reporting Persons beneficially owned (or are deemed, solely for purposes of Rule 13d-3 under the Exchange Act, to have beneficially owned), directly or indirectly, an aggregate of 11,380,000 Shares, representing approximately 7.13% of the total number of outstanding shares of common stock of the Issuer.  DDV has direct beneficial ownership of all the Shares.  Mr. Della Valle has indirect beneficial ownership of all the Shares.

The percentages disclosed in this Schedule 13D are calculated based upon a total of 159,573,704 shares of common stock issued and outstanding as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities Exchange Commission on December 4, 2009.

(b)           DDV has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Shares.  Mr. Della Valle, as the sole general partner of DDV, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Exchange Act) the Shares.  Consequently, Mr. Della Valle may be deemed to share with DDV the power to vote, direct the voting of, dispose of and direct the disposition of the Shares.

(c)           The transactions in the Shares that may be deemed to be beneficially owned by a Reporting Person are set forth on Schedule A attached hereto.  All such transactions were effected in the open market.

(d)           Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common shares of stock covered by this Schedule 13D.

(e)           Not applicable.

7.	Materials to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated May 15, 2009 between Diego Della Valle & C. S.A.P.A. and Diego Della Valle.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 11, 2010

DIEGO DELLA VALLE & C. S.A.P.A.

/s/ Diego Della Valle
Name:	Diego Della Valle
Title:	General Partner

DIEGO DELLA VALLE

/s/ Diego Della Valle
Diego Della Valle

SCHEDULE A

Transactions in Shares of Common Stock of Issuer During the Past 60 Days

Since January 10, 2010 DDV purchased, through authorized brokers, the following shares of Issuer’s common stock on the dates, in the amounts and for the price per share shown below

Date of Purchase	Amount of Common Stock Purchased	Price Per Share

March 8, 2010	900,000	7.6133
March 9, 2010	1,100,000	7.6313
March 10, 2010	900,000	7.8743

EXHIBIT INDEX

Exhibit No.	Description

Exhibit A	Joint Filing Agreement, dated May 15, 2009 between Diego Della Valle & C. S.A.P.A. and Diego Della Valle